BORDER X BREWING. LLC

Unaudited Financial Statements for the Years Ended December 31, 2018 and 2017

April 16, 2019

Border X Brewing LLC

Balance Sheet

as of December 31, 2018

ASSETS

	2018		2017	
CURRENT ASSETS				
Cash	$	80,531	$	25,180
Accounts Receivable		5,185		8,566
Inventory		-		-
Accrued Revenue		3,094		-
Prepaid Expense		8,335		792
Total Current Assets		97,146		34,538
PROPERTY AND EQUIPMENT				
Leasehold Improvments		25,369		25,369
Machinery and Equipmnet		392,078		121,311
Work in process Machinery		62,009		-
		479,456		146,680
Accumulated depreciation		(79,273)		(36,979)
Net property and equipment		400,183		109,700
OTHER ASSETS				
Deposits		44,640		16,000
Total other assets		44,640		16,000
Total assets	$	541,970	$	160,238

	2018	2017
LIABILITIES & MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 7,348	$ 5,025
Other current Liabilities	16,042	19,715
Deferred Rent	10,636	11,001
Total Current Liabilities	34,026	35,741
LONG TERM LIABILITIES		
Notes Payable	452,772	286,091
Total liabilities	486,798	321,832
STOCKHOLDERS' EQUITY		
Contributed Capital	298,186	120,000
Retained earnings	(281,593)	(291,114)
Net Income	38,579	9,521
Retained Earnings (Deficit)	(243,014)	(281,593)
Total Members' Equity	55,172	(161,593)
Total liabilities and stockholders' equity	$ 541,970	$ 160,238

Unaudited: Internally prepared

Border X Brewing LLC

Profit and Loss

Period ending December 31, 2018

	2018	2017
NET SALES	$ 934,509	$ 694,268
DIRECT EXPENSES	170,787	153,832
GROSS PROFIT	763,722	540,436
OPERATING EXPENSES		
Payroll	240,363	173,963
Rent	68,486	80,167
Advertising	42,172	94,983
General & Administrative Expense	278,287	157,087
Depreciation	42,293	18,933
Merchant Fees	27,596	19,506
TOTAL OPERATING EXPENSE	699,197	525,707
OPERATING INCOME	64,525	14,729
Other Income/(Expense)		
Other	(14,533)	-
Interest	(11,413)	(5,208)
NET INCOME	$ 38,579	$ 9,521

Unaudited: Internally prepared

Border X Brewing LLC

Statement of Cash Flows

as of December 31, 2018

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	38,579	9,521
Depreciation	42,293	18,933
Change in Accounts Receivable	3,381	(5,012)
Change In Inventory	-	5,888
Change In Other Assets	(39,277)	(791)
Change in Accounts Payable	2,323	6,476
Changes in Taxes Payable	2,616	5,623
Change in Other Liability	(6,290)	(2,796)
Deferred Rent	(365)	(3,715)
Net Cash Flows From Operating Activities	$ 43,260	$ 34,127
Cash Flows From Investing Activities		
Capitalized Assets	(332,776)	(16,000)
Net Cash Flows From Investing Activities	$ (332,776)	$ (16,000)
Cash Flows From Financing Activities		
Notes Payable	161,277	531
Contributed Capital	178,186	-
Note interest payable	5,404	2,702
Net Cash Flows From Financing Activities	$ 344,867	$ 133,059
Cash at Beginning of Period	25,180	3,820
Net Increase (Decrease) In Cash	55,351	21,360
Cash at End of Period	$ 80,531	$ 25,180

Border X Brewing LLC

Statement of Equity

For the Years Ended December 31, 20017 and 2018

	2018	2017
Beginning Members' Equity	(161,593)	(171,114)
Change in Contributed Capital	178,186	-
Net Income/(Loss)	38,579	9,521
Ending Equity	55,172	(161,593)